United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Apple Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Apple Inc.

RE: The case for voting FOR Proposal No. 5 (“Report on Ensuring Respect for Civil Liberties”) and Proposal No. 8 on the 2024 Proxy Ballot (“Congruency Report on Privacy and Human Rights”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposals No. 5 and No. 8 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal No. 5, sponsored by the American Family Association, and Proposal No. 8, sponsored by NLPC, on the 2024 proxy ballot of Apple Inc. (“Apple” or the “Company”). The Resolved clause for Proposal No. 5 states:

Shareholders request the Board of Directors conduct an investigation and issue a report within the next 12 months, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating the standards and procedures Apple Inc. (“Apple” or “the

Company”) uses to curate app content on its various platforms, and procedures by which the Company manages disputes between government interests and user rights.

The Resolved clause for Proposal No. 8 states:

Shareholders request the Board of Directors issue a report by March 31, 2025, at reasonable cost and omitting proprietary or confidential information, analyzing the congruency of the Company's privacy and human rights policy positions with its actions, especially in such places as war zones and under oppressive regimes, as they impact how the Company maintains its reputation, viability and profitability.

While emphasizing somewhat different concerns, these proposals’ requests overlap in the sense that they seek protection for privacy and human rights, irrespective of their location or country of citizenship. These reports are necessary for Apple shareholders because, as the proposals each explain, the Company’s actions regarding respect for those rights frequently do not align with its published policies.

As the sponsors of Proposal No. 8, this report will predominantly address the concerns outlined therein, but much of this report is applicable to Proposal No. 5, if not always explicitly stated as so.

Nothing New for Apple

At least six human rights-themed shareholder proposals have been considered at Apple’s annual meetings over the past 10 years.1 Unfortunately Proposal No. 5 and Proposal No. 8 are just two of the latest two examples where the Company has sought to avoid shareholder accountability on the issue. Apple’s response usually looks something like the following (paraphrased):

1.“We already have a strong policy.”

2.“We already do that kind of reporting.”

3.“There is nothing to be concerned about.”

4.“Nothing is more important to us than people and their human rights.”

5.(To the Securities and Exchange Commission): “These proposals unnecessarily meddle in our affairs and our Board has it under control.”

6.(After the SEC disagrees with Apple):2 3 Repeat 1-5 in statements against the Proposals in the proxy statement.4

Many multinational corporations conduct business in countries known for consistent and egregious human rights atrocities, with China atop the list. Apple is among those most recognized for vulnerabilities, as well as apparent insincerity, regarding reputational and

1 ProxyMonitor.org.

2 https://www.sec.gov/files/corpfin/no-action/14a-8/afaapple010224-14a8.pdf.

3 https://www.sec.gov/files/corpfin/no-action/14a-8/nlpcapple010224-14a8.pdf.

4 “Notice of 2024 Annual Meeting of Shareholders and Proxy Statement,” Apple Inc., Jan. 11, 2024. See https://s2.q4cdn.com/470004039/files/doc_financials/2024/Proxy_Statement_2024.pdf (Pages 86-88 for Proposal No. 5; Pages 97-99 for Proposal No. 8).

economic risks from its heavy dependence on the communist country.

Apple keeps trying to shoo the human rights-minded proponents away, but they keep coming back. Why?

The Evidence

Proposal No. 5’s Supporting Statement says, in part:

Apple has defended the connection between human rights and technological access in its Commitment to Human Rights5, further asserting its primary emphasis on maintaining users’ “access to reliable information and helpful technology.” Yet, recent actions call the veracity of such commitments into question.

Apple has been characterized by the 1792 Exchange as “leverag[ing] its corporate reputation and funds to support... groups hostile to freedom of expression,” most recently the Chinese Communist Party (CCP). Reporting indicates Apple’s removal of popular Quran6 (Quran Majeed) and Bible7 (Olive Tree) reading apps from its App Store in China, at the request of authorities within the CCP. Furthermore, as detailed in the 2022 edition of the Viewpoint Diversity Index8, Apple does not provide a clear standard as to what apps are and not allowed on its platforms, indicating a concerning absence of protocol to determine what content is permissible9, further amplified by recent concerns over Apple’s threat to remove Twitter (X) from its App Store10, a seemingly political swipe that conservative lawmakers have characterized as a “raw exercise of monopolistic power.”11 These actions conflict with Apple’s stated Commitment to Human Rights and the interest of millions of Apple’s users in reliably accessing content. Furthermore, the perception that Apple does not respect the civil liberties of its users and vendors creates significant reputational risk and risk of political backlash, threatening shareholder value.

5 https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/2020/Apple-Human-Rights-Policy.pdf.

6 https://www.bbc.com/news/technology-58921230.

7 https://www.businessinsider.com/apple-takes-down-quran-bible-jehovahs-witenss-apps-in-china-2021-10.

8 https://www.viewpointdiversityscore.org/business-index.

9 https://1792exchange.com/pdf/?c_id=667.

10 https://www.cnn.com/2022/11/28/tech/elon-musk-twitter-apple-app-store/index.html.

11 https://www.forbes.com/sites/saradorn/2022/11/29/desantis-attacks-apple-for-allegedly-threatening-to-remove-musk-run-twitter-from-app-store-joining-other-republicans/?sh=3005922550d1.

Proposal No. 8’s “Whereas” section states, in part:

Apple Inc. (the “Company”) “believe[s] security shouldn’t come at the expense of individual privacy.”12 Its published “commitment to human rights” espouses the following principles:13

•“We believe in the power of technology to empower and connect people around the world…”

•“Our human rights policy governs how we treat everyone—from our customers and teams to our business partners…”

•“We … make technology for people that respects their human rights, [and] empowers them with useful tools and information …”

•“We believe in the critical importance of an open society in which information flows freely, and we’re convinced the best way we can continue to promote openness is to remain engaged, even where we may disagree with a country’s laws…”

•“We work every day to make quality products … available to our users in a way that respects their human rights. We’re required to comply with local laws, and at times there are complex issues about which we may disagree with governments…”

While any freedom-loving individual would likely admire such principles, Apple appears to implement – or rescind – them inconsistently across countries where it conducts business, and incongruently with its principles.

For example in China, the Company severely restricted use of its AirDrop wireless filesharing feature on users’ iPhones during protests against Chairman Xi Jinping’s “zero COVID” policies in late 2022.14 Similarly, in 2017 Apple removed the New York Times’s apps from the App Store in China in 2017,15 and removed apps including HKmap.live and Quartz from its offerings, during the protests in Hong Kong in 2019.16

The examples in the last paragraph demonstrate that while Apple recognizes in its stated policies that its crucial to project a public image portraying concern about human rights, that in actual practice, protecting privacy and security of people means relatively little to the company. Other examples:

•Further to the AirDrop filesharing issue, the Beijing Municipal Bureau of Justice said in January 2024 that it had cracked Apple’s encryption and was able to track senders. According to The Epoch Times, “That allows local police to find ‘several suspects’ who

12 https://www.apple.com/privacy/government-information-requests/.

13 https://s2.q4cdn.com/470004039/files/doc_downloads/gov_docs/2020/Apple-Human-Rights-Policy.pdf.

14 https://www.cnn.com/2022/11/11/business/china-apple-airdrop-function-restricted-hnk-intl/index.html

15 https://money.cnn.com/2017/01/05/technology/apple-nyt-china-app-store-remove/

16 https://www.cnn.com/2019/10/10/media/quartz-china-apple-app-store use the iPhone feature to transmit files containing what authorities have referred to as ‘inappropriate remarks,’ according to the agency.17

•According to Reuters, “Apple has started requiring new apps to show proof of a Chinese government license before their release on its China App Store, joining local rivals that had adopted the policy years earlier to meet tightening state regulations.”18

•Apple lobbied against the Uyghur Forced Labor Prevention Act reportedly because of the difficulty of compliance.19 If Apple is unable to prove there is no forced labor in their supply chain – either due to lack of visibility or lack of documentation – then they cannot claim to have adequately addressed this issue.

We could cite numerous other examples of Apple’s duplicitous actions (or inactions) as it pertains to human rights.[20] [21] But suffice it to say, while the Company casts the cyber-door wide open for China’s jackboots to track down and terrorize its citizens, the Company protects CEO Tim Cook from a crazy woman by pixelating his home in California on Apple Maps so he can be found less easily.[22]

Further, Mr. Cook can’t even find it in

himself to answer simple questions from a reporter about oppression in China, as during his visit to Capitol Hill in late 2022:23

•“Mr. Cook, do you support the Chinese people's right to protest?

•“Do you have any reaction to the factory workers that were beaten and detained for protesting COVID lockdowns?

17 Li, Dorothy. “China Says It Cracked Apple’s AirDrop Encryption to Track Senders,” The Epoch Times, Jan. 10, 2024. See https://www.theepochtimes.com/china/china-says-it-cracked-apples-airdrop-encryption-to-track-senders-5561630.

18 Ye, Josh. “Apple enforces new check on apps in China as Beijing tightens oversight,” Reuters, Oct. 3, 2023. See https://www.reuters.com/technology/apple-enforces-new-check-apps-china-beijing-tightens-oversight-2023-10-03/.

19 https://www.nytimes.com/2020/11/29/business/economy/nike-coca-cola-xinjiang-forced-labor-bill.html

20 See https://archive.nlpc.org/tag/apple/

21 Chesser, Paul. “Apple Betrays Its Chinese Customers; Gives Data Management to Communist Gov’t,” National Legal and Policy Center, May 20, 2021. See https://nlpc.org/current-projects/apple-betrays-its-chinese-customers-gives-data-management-to-communist-govt/.

22 Chesser, Paul. “Apple Protects Its Privileged CEO, But Not Its Chinese Customers,” National Legal and Policy Center, Feb. 7, 2022. See https://nlpc.org/corporate-integrity-project/apple-protects-its-privileged-ceo-but-not-its-chinese-customers/.

23 Coggins, Madeline. “Apple CEO torched for dodging questions about China protests: ‘Shame on him’,” FoxNews.com, Dec. 2, 2022. See https://www.foxnews.com/media/apple-ceo-torched-dodging-questions-china-protests-shame.

•“Do you regret restricting AirDrop access that protesters used to evade surveillance from the Chinese government?

•“Do you think it's problematic to do business with the Communist Chinese Party when they suppress human rights?”

The hypocrisy easily lends itself to mockery of the Company and its CEO.24

Why Should Shareholders Care?

Challenges that other companies have faced recently are instructive:

•Starbucks Corporation had a “policy” of allowing anyone to loiter in its restaurants and use its restrooms without making purchases, until many (mostly urban) locations were overrun with crime and homelessness occupation, which forced the closure of several stores.25

•Similar to Apple, Starbucks’s “Global Human Rights Statement”26 pledges to “[act] with courage, challenging the status quo and finding new ways to grow our company and each other … Being present, connecting with transparency, dignity and respect….” The coffeemaker promised to its baristas in Russia “that no matter what, we stand together, as partners” after the country attacked Ukraine.27 Two months later the Company exited Russia permanently.28 Nearly every major multinational corporation, nearly all with human rights and worker welfare policies, have made the same decisions.

•Anheuser-Busch InBev has a Diversity & Inclusion Policy that “takes the widest possible view of diversity to include attributes such as age, gender, gender identity and expression, sexual orientation, language, ethnicity, nationality, family and marital status, religion and belief, social and economic background, veteran status, education, experience, disability and any other characteristics that make our colleagues unique.”29 It believes that “to maintain sustainable global competitive advantage for the next 100+ years, we need to embrace diversity and inclusion as both central and critical to our business strategy.” But following this year’s advertising debacle surrounding transgender influencer Dylan

24 “’We Cannot Be Associated With Elon Musk,’ Says Tim Cook While Shaking Hands With Brutal Chinese Dictator,” The Babylon Bee, Nov. 17, 2023. See https://babylonbee.com/news/we-cannot-be-associated-with-elon-musk-says-tim-cook-while-shaking-hands-with-brutal-chinese-dictator.

25 “Starbucks Store Closures Drive Shareholders to Request Oversight of Woke Policies,” National Center for Public Policy Research, March 23, 2023. See https://nationalcenter.org/ncppr/2023/03/23/starbucks-store-closures-drive-shareholders-to-request-oversight-of-woke-policies/.

26 https://stories.starbucks.com/press/2020/global-human-rights-statement/

27 https://stories.starbucks.com/press/2022/update-to-starbucks-partners-on-our-business-in-russia/

28 https://www.cnbc.com/2022/05/23/starbucks-will-exit-russia-after-15-years-closing-130-licensed-cafes.html

29 AB InBev Diversity & Inclusion Policy. See https://www.ab-inbev.com/content/dam/universaltemplate/ab-inbev/Better%20World/Our%20Policies/diversity-and-inclusion-policy/AB%20InBev%20Diversity%20%20Inclusion%20Policy_2021.pdf.

Mulvaney’s promotion of Bud Light, the brand’s sales fell off a cliff.30

Had the companies in the above examples conducted a self-evaluation of their policies – i.e., studied the “congruency” of their policies versus their practices – they may have never suffered reputational and economic setbacks.

Additionally, the Company uses seemingly impassioned but ultimately empty phrases and statements to characterize how it addresses human rights. These include banalities such as “deeply committed,” “one of our core values,” “upholds the highest standards,” “care for people and the planet,” “people come first,” “a force for good,” and “zero tolerance.” 31 To these cliches the Company adds in its proxy statement opposition response that “our respect for human rights” is “our North Star.” Then Apple essentially repeats much of the meaningless language from its human rights policies and statements, which the SEC rejected as non-compliant with what Proposal No. 8 asks for.32 Proverbs 26:11 comes to mind.33

The Company also claims that it adheres to statements such as the United Nations International Bill of Human Rights, the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights, as though that would fulfill the request made in the Proposal. Considering how the UN often sides with human rights violators, and misunderstands or misreads geopolitical issues and conflicts, it does not provide assurance that Apple adheres to the “highest standards.” Nor does its hire of former U.S. Attorney General Eric Holder – whose No. 1 calling is to short-circuit election integrity efforts around the country – inspire confidence in his oversight of the Company’s Civil Rights Assessment.[34]

The bottom line is despite what the Company says, it cannot lay claim to mutually exclusive positions that contradict each other:

•It is impossible to “to make technology for people that respects their human rights, empowers them with useful tools,” and then yank those tools from them so a genocidal dictatorship can track those people down and make them disappear.

•It is incongruent to “make quality products…available to our users in a way that respects their human rights” while in the next breath dismissing that commitment to say the Company must “comply with local laws, and at times there are complex

30 “Bud Light brewer confident it can win back US drinkers, but sales are still down after backlash,” The Associated Press, Oct. 31, 2023. See https://www.live5news.com/2023/10/31/bud-light-brewer-is-still-struggling-sell-beer-north-america-over-trans-promotion-backlash/.

31 https://www.sec.gov/files/corpfin/no-action/14a-8/nlpcapple010224-14a8.pdf.

32 Ibid.

33 See https://biblehub.com/proverbs/26-11.htm.

34 von Spakovsky, Hans. “Eric Holder’s 7 Worst Actions as Attorney General,” The Daily Signal, Sept. 25, 2014. See https://www.dailysignal.com/2014/09/25/eric-holders-seven-worst-actions/.

issues about which we may disagree with governments….” The extreme and harsh nature of the governments in question – with China heading the list – whose government puts political enemies in peril, go far beyond a “we just disagree” dismissal.

•It is absurd to expect a mistreated Chinese factory worker to report a supervisor as though the country has whistleblower protections that even remotely respect human rights. That is an iffy prospect for individual well-being even in “free” countries, much less under communism.

For shareholders concerned with the economic consequences of Apple’s weak-minded and incongruent human rights actions versus its policies, we encourage them to review our Notice of Exempt Solicitation from last year, in support of our “Communist China Risk Audit” proposal at the Company’s 2023 annual meeting.35

Conclusion

Inconsistency and incongruity persist between articulated and published human rights policies and actual practices and operations, and pose substantial risk to Apple Inc., their customers, shareholders, and society at large.

While the Company insists that existing policies, disclosures and voluntary reports account for these risks, that is not the case. These policies amount to “lip service,” with disclosures and reports vague and failing to address risks regarding human rights, with special implications due to the Company’s significant dependence on the market and supply chain in communist China.

For these reasons, we urge you to vote FOR Shareholder Proposals No. 5 and No. 8 on Apple’s 2024 Proxy Statement and voting card.

Photo credits:

Page 3 – Xi Jinping/UN Geneva, Creative Commons

Page 5 – Tim Cook/tuaulamac, Creative Commons

Page 7 – Eric Holder/US Dept. of Education, Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

35 See https://www.sec.gov/Archives/edgar/data/320193/000109690623000372/nlpc_px14a6g.htm.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Apple Inc. – Proposal #8 – the Shareholder Proposal Requesting the Board of Directors to Prepare a “Congruency Report on Privacy and Human Rights” report, submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.